Ocugen, Inc.
5 Great Valley Parkway, Suite 160

Malvern, Pennsylvania 19355

May 4, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ocugen, Inc.
Registration Statement on Form S-3
Filed March 27, 2020 (File No. 333-237456)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ocugen, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-237456) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:01 PM, eastern time, on May 5, 2020, or as soon as thereafter as is practicable.

Please contact Thomas Mitchell of Pepper Hamilton LLP, counsel to the Company, at (949) 567-3543 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

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Very truly yours,

OCUGEN, INC.

By:	/s/ Shankar Musunuri
	Name:	Shankar Musunuri, Ph.D., MBA
	Title:	Chief Executive Officer & Chairman

Ocugen, Inc. — Acceleration Letter